United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

PVH CORP.
(Exact name of registrant as specified in its charter)








Delaware
001-07572
(State or other jurisdiction of
incorporation)
(Commission file
number)


285 Madison Avenue New York, New York
10017
(Address of principal executive offices)
(Zip code)

Mark D. Fischer
212-381-3500
(Name and telephone number, including area code, of the person to contact in connection with this report.)


Check the appropriate box to indicate the rule pursuant to which this form is being filed:

? Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-
1) for the reporting period from January 1 to December 31, 2022.

oRule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .




Section 1-Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A Conflict Minerals Report is attached as an exhibit to this Form SD and is available on our corporate website, PVH.com, as permitted by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report provided for in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2-Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3-Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the calendar year that ended December 31, 2022


?
 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PVH CORP.

By: /s/ Mark D. Fischer 	May 3, 2023
Mark D. Fischer
Executive Vice President



Exhibit 1.01
Conflict Minerals Report

PVH Corp. (together with its subsidiaries, ?PVH,? the ?Company,? ?we,? ?us? or ?our?) has included this Conflict Minerals Report (the ?Report?) as an exhibit to its Form SD for 2022, as permitted under Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the ?Exchange Act?), and Form SD (together, the ?Rule?). Both the Form SD and the Report are being filed electronically with the Securities and Exchange Commission (the ?SEC?) on May [14], 2023.

As used herein and consistent with the Rule, ?Conflict Minerals? or ?3TG? are columbite- tantalite (coltan), cassiterite, gold, wolframite, and three specified derivatives: tantalum, tin, and tungsten. 3TG that are necessary to the functionality or production of our products are referred to herein as ?Necessary 3TG.? Our products that contain Necessary 3TG are referred to herein as ?In-scope Products.? The terms ?adjoining country? and ?armed group,? as used in this Report, have the meanings contained in the Rule.

Executive Summary

3TG were not necessary to the functionality or production of the vast majority of our products. Therefore, those products are not subject to disclosure under the Rule. For the small number of our products that contained 3TG, 3TG usually constituted a small portion of the content.

Typically, we are many levels removed from the market participants that source 3TG used in the components of our products and our supply chain is constantly evolving and geographically diverse. As a result, we were unable to determine the origin of all of the Necessary 3TG contained in our In-scope Products. However, we have no knowledge that even the small amounts of Necessary 3TG in our In-scope Products originated in the Democratic Republic of the Congo, or any adjoining countries (collectively, the ?Covered Countries?).

This Report discusses the steps we have taken to ensure that our and our suppliers? sourcing practices are consistent with our commitment to high moral and ethical standards and our Conflict
Minerals Policy (the ?Policy?), which is described below.

Applicability of the Conflict Minerals Rule to Our Company

PVH is one of the world?s largest global apparel companies in the world, and we have approximately 31,000 associates in more than 40 countries. We manage a portfolio of iconic brands, including TOMMY HILFIGER, Calvin Klein, Warner?s, Olga and True&Co. Our 140-year history is built on the strength of our brands, our team, and our commitment to drive fashion forward for good.

We are subject to the Rule because we are a public company with securities registered pursuant to Section 12(g) of the Exchange Act. While we do not have direct manufacturing operations that use 3TG, we are required to file a Form SD because we contract to manufacture certain products that contain Necessary 3TG.

Our Conflict Minerals Policy

PVH has long been committed to maintaining high moral and ethical standards that reflect honesty, integrity and reliability in every aspect of our business activities. In furtherance thereof, and for the purposes of the Rule, PVH has adopted the Policy as part of our larger efforts to encourage our suppliers to respect human rights and not contribute to conflict.

The Policy states clearly that we expect suppliers who supply or manufacture components, parts or products for PVH that contain
3TG to:

1.	source those minerals from socially and environmentally
responsible sources that do not directly or indirectly
contribute to conflict or human rights abuses, including
sourcing 3TG only from sources that do not directly or
indirectly finance or benefit armed groups;
2.	implement and communicate to their employees practices and
policies that are consistent with the Policy;
3.	familiarize themselves with the Rule and the OECD Due
Diligence Guidance for Responsible Supply Chains of
Minerals from Conflict-Affected and High-Risk Areas (the
?Guidance?);
4.	put in place procedures for the traceability of 3TG,
working with their suppliers as appropriate;
5.	where possible, source 3TG from smelters and refiners
validated by independent third parties as being conflict-
free or the equivalent;
6.	maintain reviewable business records supporting the source
of 3TG;
7.	from time to time, at our request, provide to us written
certifications and other information concerning the origin
of 3TG included in products, components and parts supplied
to us, and the supplier?s compliance with the Policy
generally;
8.	adopt a risk management strategy with respect to
identified risks in the supply chain that is consistent
with the Policy;
9.	otherwise establish policies, due diligence procedures and
management systems that are consistent with the Guidance;
and
10.	require their direct and indirect suppliers to adopt
policies and procedures that are consistent with those contained in the Policy.
The Policy also encourages suppliers to support industry efforts to enhance traceability and responsible practices in the global minerals supply chain.

Additionally, the Policy provides that, upon learning of a violation, we may require a supplier to commit to and implement a corrective action plan within a reasonable timeframe. Finally, the Policy provides that continued failure to adhere to the Policy, or refusal to address issues of concern, may lead us to terminate our business relationship with the supplier.

Neither the Policy nor PVH condones a general embargo on 3TG sourced from conflict-affected and other high-risk areas, and we encourage our suppliers to continue to source from these areas, to the extent they can do so responsibly.

Product Scoping; Reasonable Country of Origin Inquiry
Information

As required by the Rule, for 2022, we conducted a ?reasonable country of origin inquiry? (?RCOI?). Our RCOI was reasonably designed to determine in good faith whether any of the 3TG in our In-scope Products originated in a Covered Country or from recycled or scrap sources. For our RCOI, we utilized the management systems contemplated by Step One of the Guidance, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold, and the supplier engagement process contemplated by Step Two of the Guidance. These steps and the related activities are discussed below under ?Due Diligence Measures.?

Our product scoping process included an internal review to determine which of our product categories contain, are likely to contain, or may contain any of the 3TG, and which active suppliers manufactured those products for our Company (?Covered
Suppliers?).

To collect information for our RCOI, we sent the Conflict Minerals Reporting Template (the ?CMRT?) developed by the Responsible Minerals Initiative (the ?RMI?) to the 476 Covered Suppliers identified in our internal review. We also provided these Covered Suppliers with a cover email and materials explaining the requirements of the Conflict Minerals Rule and our expectations for compliance with the Rule and our Policy. Upon request, we also provided our Covered Suppliers with training materials on the Rule and our Policy. Our review of the Covered Suppliers? responses is discussed under ?Due Diligence Measures.?

We received completed CMRTs from 100% of our active Covered
Suppliers.

Pursuant to the Rule, based on the results of our RCOI, we conducted due diligence as discussed below.

Due Diligence Measures

For our 2022 due diligence, we followed the criteria set forth in the Guidance.

The Guidance provides for a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our due diligence program are discussed below. The headings below conform to the headings used in the Guidance for each of the five steps of the framework.

1.	Step One: Establish strong company management systems
a.	We maintain the Policy. We communicate the Policy
internally and externally by posting it on our
corporate website, PVH.com, and by distributing it to
all of our suppliers and licensees.
b.	We have a Conflict Minerals working group of senior
associates, led by our Vice President & Associate
General Counsel, Global Compliance, who work on our
Conflict Minerals compliance strategy. This working
group includes representatives from the PVH Legal and
Supply teams. Working group members are educated on
the Rule, the Guidance, our compliance plan and the
procedures for reviewing and validating supplier
responses to our inquiries. We have in prior
compliance periods provided training to our supply
chain leads, to enable them to better explain our
requirements to Covered Suppliers. We also use outside
counsel with expertise on compliance and reporting
under the Rule to assist us with our compliance
efforts.
c.	We use the CMRT developed by the RMI to gather supply
chain information. We maintain business records
relating to our 3TG due diligence, including responses
to the CMRT, findings and resulting decisions, for at
least five years.
d.	Our standard supplier and licensee agreements contain
provisions that explain the Company?s expectations and
our suppliers? obligations under the Rule. The Policy
is also attached to these agreements.
e.	Associates, suppliers and other interested third
parties can report potential misconduct, including
violations of the Policy, through internal and
external channels, including our Tell PVH hotline and
website. Reports may be made anonymously (except as
prohibited by law) online or via the telephone in any
of 14 languages, and are kept confidential to the
extent possible.
2.	Step Two: Identify and assess risk in the supply chain
a.	Covered Suppliers were asked to provide us with
information, through the completion of the CMRT,
concerning the usage and source of 3TG in the products
that they manufacture for us. For 2022, we sent emails
to each of our 476 Covered Suppliers explaining our
obligations under the Rule and the Policy, and
requesting that they complete the CMRT. We followed up
by email with all Covered Suppliers that did not
respond within a specified timeframe.
b.	We reviewed the Covered Suppliers? completed CMRTs and
followed up on any response that appeared to be
inaccurate or incomplete. In each case, we requested a
revised or more detailed response and continued to
follow up as appropriate.
c.	We and our outside counsel with expertise in supply
chain compliance separately reviewed the smelter and
refiner information provided by the Covered Suppliers
against the CMRT?s Smelter Look-up tab list. Smelter
and refiner information was also reviewed against the
lists of ?conformant? and ?active? smelters and
refiners published by the RMI.
d.	To the extent that a smelter or refiner identified by
a Covered Supplier was not listed as ?active? or
?conformant? by the RMI, we followed up with the
Covered Supplier regarding whether the smelter or
refiner was in our supply chain. Based on the
information received from the Covered Suppliers, it is inconclusive whether any of the identified smelters and refiners not listed as ?active? or ?conformant?
processed Necessary 3TG contained in our In-scope
Products. For 2022, approximately 91% of the smelters
and refiners identified by our Covered Suppliers as a
potential source of Necessary 3TG were listed as
?conformant.? The remaining 9% have not to our
knowledge been determined to directly or indirectly
finance armed groups in a Covered Country.
3.	Step Three: Design and implement a strategy to respond to
identified risks
a.	Our Vice President & Associate General Counsel, Global
Compliance, reported the findings of our Conflict
Minerals supply chain risk assessment to our General
Counsel, our Chief Supply Chain Officer and our Chief
Sustainability Officer.
b.	We address identified risks on a case-by-case basis.
This flexible approach enables us to tailor the
response to the risks identified.
4.	Step Four: Carry out independent third-party audits of
supply chain due diligence at identified points in the supply chain
We and our outside counsel with expertise in supply chain compliance utilize information made available by the RMI concerning independent third-party audits of smelters and refiners to assess the compliance practices of identified smelters and refiners.

5.	Step 5: Report on supply chain due diligence
We file a Form SD and a Conflict Minerals Report with the SEC. These filings are also available on our corporate website, PVH.com.

Product Information

We do not contract to manufacture many products that contain
Necessary 3TG. Indeed, a majority of our products - consisting primarily of apparel - do not contain any 3TG at all.

Our Covered Suppliers identified a total of 162 smelters and refiners that potentially sourced 3TG for our In-Scope Products. Of these 162 smelters and refiners, 60 were tin smelters and 102 were gold refiners. As of April 18, 2023, 147 of these smelters and refiners were listed as ?conformant? by the RMI (55, or 92%, of the tin smelters and 92, or 90%, of the gold refiners were listed as ?conformant?). None of the tin smelters or gold refiners that were not listed by the RMI as conformant have to our knowledge been determined to directly or indirectly finance armed groups in a Covered Country.

The Covered Suppliers generally provided information at a company level and not a product level. As a result, we were largely unable to determine the smelters and refiners specific to the Necessary 3TG in our In-scope Products or the related country of origin.

For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year that ended January 29, 2023. The information contained in our Form 10-K is not incorporated by reference into this Report or our Form SD and should not be considered part of this Report or our Form SD.

Additional Risk Mitigation Efforts

In order to mitigate further the risk that the Necessary 3TG contained in our In-scope Products finance or benefit armed groups in conflict-affected or high-risk areas, for 2023, in addition to the due diligence explained above, we plan to:

1.	In certain cases request the completion of a CMRT as part
of the exiting process of Covered Suppliers, to ensure that
we receive 3TG origin information from inactive, as well as
active, suppliers;
2.	Offer training on the Rule and our Policy for all Covered
Suppliers that reported using 3TG in products manufactured
for us in 2022, and provide training to any other supplier
that requests additional instruction;
3.	Provide additional training to select PVH supply chain
personnel; and
4.	Require all PVH suppliers to annually sign the Company?s
Global Supplier Agreement that includes a representation that the supplier (a) will not use any 3TG in any products manufactured for the Company that are derived from sources that directly or indirectly finance or benefit armed groups in the Covered Countries and (b) will adhere to our Conflict Minerals Policy and will, upon our request, annually provide us with a CMRT.




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